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       May 20, 2020

       Jonathan Clark
       Executive Vice President, Chief Financial Officer and Treasurer Encore Capital Group Inc.
       350 Camino de La Reina, Suite 100
       San Diego, California 92108

                                                        Re: ENCORE CAPITAL
GROUP INC
                                                            Form 10-K
                                                            Filed February 26,
2020
                                                            File No. 000-26489

       Dear Mr. Clark:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       Sincerely,


       Division of Corporation Finance

       Office of Finance